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          Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
          Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following is the text of prepared remarks of the Chairman of the Board of the CBOT given at a member information meeting at the CBOT on July 18, 2001. This text is also available on the CBOT's intranet sites, MemberNet and OnBoard.


                   Remarks by Chairman Nickolas J. Neubauer
                      CBOT Membership Information Meeting
                                 July 18, 2001

     Thank you for attending today's Member Information Meeting, either in person or via Membernet.

     Today I am going to briefly review our finances, comment on our CBOE situation and Eurex, and introduce two additions to our executive group.

1.  Finance

     As of July 13, we are averaging about 1,012,000 contracts per day with about 172,000 contracts per day on a/c/e.

     As you know, our budget only required us to do a volume of 800,000 per day in order to have a year end cash balance of $20 million. We are continuing to do well and our a/c/e volume is covering our out-of-pocket costs to Eurex. Our recent volumes on a/c/e are averaging close to 200,000 per day and this means that we are starting to recover significant parts of our initial investment.

2.  CBOE

     I believe that a successful resolution of our issues with the CBOE is within sight. We have done a lot of work on this and I hope that your patience will soon be rewarded.

     We want this resolution to be one of those rare "win-win" results. We have listened carefully to the concerns raised by the CBOE and believe that, thanks to the good faith efforts of Bill Brodsky and Mark Duffy, we are close to an agreement that is beneficial for both exchanges.

     Some people at the CBOE are concerned that our proposed resolution doesn't go far enough and in fact a few were disappointed that a merger was not the end result. They feel that once an agreement is signed the CBOT will simply forget about good relations with the CBOE.
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     Let me say that the cooperation and working together that we have started with this agreement will not end with its signing. In fact, our draft agreement specifically calls for cooperation in the future.

     The people at the CBOE are our natural partners for many mutually beneficial activities, the recent single stock future joint venture being an example. Whether a merger will ever be achievable, we do not know. But we must keep close ties!

     Going into more detail about the proposal would not be beneficial at this time. Let me tell you about the process: we are discussing a proposed resolution with the Joint CBOT/CBOE committee, the lessor committees of both exchanges, and the Executive Committee of our Board and the Floor Directors of the CBOE Board. We are preparing for its consideration by both Boards of Directors and you will have a chance to review it in the context of the restructuring process.

     I believe that members of both exchanges will be happy with the resolution we have been talking about. But, as you know, sometimes even good solutions can be rejected by those who want a perfect solution. Our proposed resolution is neither merger nor divorce: it solves the issues before us, allows both exchanges to move forward and provides a solid foundation for future cooperation.

3.  Eurex

     Our a/c/e platform continues to be very successful for us and, as I said, we are now doing about 200,000 contracts per day, with some days over 250,000.

     Many of our floor traders have integrated the a/c/e platform with their open outcry trading. Hopefully, this integration will give both platforms such depth and liquidity that potential competitors, such as BrokerTec, will have little chance of success.

     As to a/c/e and our Eurex partners, we are continuing our discussions on the issues they raised at our April meeting in Frankfurt.  As I have said before, we believe that we are fully honoring our Eurex contract.
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     For example, we have worked with Eurex on certain upgrades and enhancements which we are paying for and incorporating into the a/c/e platform this year. We did this because these enhancements benefit our customers.

     Our finance committee last December declined to participate in one upgrade because they did not see the benefit to our customers. Unless there is such a benefit, we are spending money and incurring costs that hurt our customers and our members. We cannot do this.

     We strongly believe we have the right to decline to participate in upgrades not worth their cost. These issues may go to arbitration but our intention is to resolve them by negotiation. Recently we have had meetings with our Eurex partners and I am hopeful that we can work out these differences.

4.  New Executives

     Two executives have joined the Board of Trade this month as Executive Vice Presidents, and both will be speaking to you today.

     Bernie Dan was President and CEO of Cargill Investor Services, one of our major FCMs. I think Bernie will do a great job for the CBOT in the development of new markets and products for both trading platforms.

     Bill Farrow worked with David Vitale at Bank One and is an expert on e-business. We are going to find out whether we can substantially enhance our market data revenues. Like Bernie, I think Bill will do a great job.

     I have encouraged both to be visible on the floor and I hope you will welcome them to the CBOT.

5.  Market Maker Program

     Some concerns have been raised about the market maker or "specialist" program that was passed last February. In essence, this proposal, approved by the Board of Directors and communicated to every Full and AM member in the standard manner for a membership ballot, allowed our CEO to negotiate and implement market maker programs for
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some of our contracts, generally those launched after 12/31/99, but also municipal bonds and equity indexes.

     Our muni bond contract once did substantially greater volume than today. We had one market participant that was almost always the major market factor in that trade and they wanted to be the specialist for that contract.

     Our thinking was, let's try to resuscitate this contract by giving this a try. If it works, we have another tool that could be useful. Remember that our future new products may be niche contracts that just won't be successful with our usual formula.

     Our CEO is working with a task force that includes Bob Corvino, Pat Hillegass, Rick Reichers, Harold Lavender, Neal Bresnahan and Andy Wallace.

     We are not "giving away the store," planning to put specialists in the corn or bean pits or anything of the sort. Think about who is on that task force and ask yourself whether they sign on to something like that.

     This is being looked at as a tool that could help us in muni-bonds, agencies and mortgages, it is being considered by a fine task force of respected traders and brokers, and it is open to your input.

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     Now let's hear from our executive group, David Vitale, Bernie Dan, and Bill
Farrow, and then we will discuss the CBOT in response to your questions.

While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as to the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.